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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

THE ROTTLUND COMPANY, INC.
(Name of Subject Company (Issuer))

THE ROTTLUND COMPANY, INC.
(Names of Filing Persons (Issuer))

COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

779077106
(CUSIP Number of Class of Securities)

STEVEN A. KAHN
CHIEF FINANCIAL OFFICER
3065 CENTRE POINTE DRIVE
ROSEVILLE, MINNESOTA 55113
(651) 638-0500
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of Filing Persons)

COPY TO:

JOSEPH T. KINNING, ESQ.
MARK D. WILLIAMSON, ESQ.
GRAY, PLANT, MOOTY, MOOTY & BENNETT, P.A.
3400 CITY CENTER
33 SOUTH SIXTH STREET
MINNEAPOLIS, MINNESOTA 55402-3796
(612) 343-2800

/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTORY STATEMENT

        This Statement on Schedule 14D-9 (this "Statement") relates to the offer to purchase for $9.00 per share of all of the outstanding shares of the common stock, $0.10 par value per share (the "Shares"), of The Rottlund Company, Inc. (the "Company"). The offer is being made by the Company upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 24, 2002, as amended (the "Offer to Purchase"), and the related Letter of Transmittal. Copies of the Offer to Purchase and the related Letter of Transmittal have been filed with the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed January 24, 2002, as amended by Amendment No. 2 to the Schedule TO, filed February 13, 2002 ("Amendment No. 2"). The Offer to Purchase and the related Letter of Transmittal, together with any other amendments or supplements thereto, collectively constitute the "Offer."

        The information in the Offer to Purchase, including all amendments, schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all of the Items of this Statement, except as otherwise set forth below.

ITEM 1. SUBJECT COMPANY INFORMATION.

        The name of the subject company is The Rottlund Company, Inc., which is the issuer of the common stock, $0.10 par value, that is subject to the Offer. The Company's principal executive offices are located at 3065 Centre Pointe Drive, Roseville, Minnesota 55113. The telephone number for the Company is (651) 638-0500. The information set forth in the Offer to Purchase under the caption "The Tender Offer—Certain Information Concerning the Company" is incorporated herein by reference.

        The securities that are the subject of the Offer are the shares of common stock of the Company, $0.10 par value. As of January 18, 2002, 5,852,572 Shares were issued and outstanding. David H. Rotter and Bernard J. Rotter, and their respective former spouses and children, collectively and beneficially own 4,258,794 Shares (which includes 75,294 Shares that may be acquired by David H. Rotter and Bernard J. Rotter, within 60 days of the date of the Offer pursuant to outstanding stock options). The information set forth in the Offer to Purchase on the cover page and under the caption "Introduction" is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

        This filing is being made by the Company and the Company is the subject company of the Offer. The information set forth in the Offer to Purchase on the cover page, under the captions "Special Factors—Interests of Certain Persons in the Offer" and "The Tender Offer—Certain Information Concerning the Company," and in Schedule I thereto is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        The information set forth in the Offer to Purchase under the captions "Introduction" and "Special Factors—Interests of Certain Persons in the Offer" is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

        The information in the Offer to Purchase under the caption "Special Factors—Position of the Board of Directors; Fairness of the Offer" is incorporated herein by reference.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

        The information set forth in the Offer to Purchase under the caption "The Tender Offer—Fees and Expenses" is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        None.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        None.

ITEM 8. ADDITIONAL INFORMATION.

        The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 9. EXHIBITS.

(a)(1)	Offer to Purchase dated January 24, 2002, as amended (incorporated herein by reference to Exhibit (a)(1) of the Tender Offer Statement on Schedule TO, filed on January 24, 2002, as amended in Amendment No. 2 to the Schedule TO, filed on February 13, 2002).
(a)(2)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2) of the Tender Offer Statement on Schedule TO, filed on January 24, 2002).
(e)	Not Applicable.
(g)	Not Applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2002
THE ROTTLUND COMPANY, INC.
	By	/s/ DAVID H. ROTTER
	Name:	David H. Rotter
	Title:	President

EXHIBIT INDEX

(a)(1)	Offer to Purchase dated January 24, 2002, as amended.(1)(2)
(a)(2)	Letter of Transmittal.(1)

(1)
Incorporated by reference to the Tender Offer Statement on Schedule TO filed with the Securities Exchange Commission by The Rottlund Company, Inc. on January 24, 2002.

(2)
Incorporated by reference to Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the Securities Exchange Commission by The Rottlund Company, Inc. on February 13, 2002.

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INTRODUCTORY STATEMENT
SIGNATURE
EXHIBIT INDEX